Exhibit 3.1

SECOND CERTIFICATE OF AMENDMENT

OF THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

CALAMP CORP.

CalAmp Corp. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

1.
This Certificate of Amendment amends the provisions of the Corporation’s Amended and Restated Certificate of Incorporation, as amended and filed with the Secretary of State of the State of Delaware (the “Amended and Restated Certificate of Incorporation”).

2.
Upon the filing and effectiveness (the “Effective Time”) pursuant to the DGCL of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation, each 23 shares of the Corporation’s Common Stock, $0.01 par value per share (“Common Stock”), issued and outstanding immediately prior to the Effective Time shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, without any further action by the Corporation or the holder thereof, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”).

3.
No certificates representing fractional shares of Common Stock shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive the number of shares rounded up to the next whole number.

4.
This Certificate of Amendment shall become effective as of February 1, 2024, at 5:00 p.m. Eastern Time.

5.
This Certificate of Amendment was duly adopted in accordance with Section 242 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this Second Certificate of Amendment to be duly executed in its corporate name as of the 25th day of January, 2024.

CalAmp Corp.

A Delaware corporation

By: /s/ Jikun Kim

Name: Jikun Kim

Title: Senior Vice President and CFO

(Principal Financial Officer)